SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: September 2007	Commission File Number 001-31528

GOLDBELT RESOURCES LTD. (Name of Registrant)

Sterling Tower
372 Bay Street, Suite 1201
Toronto, Ontario Canada M5H 2W9 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDBELT RESOURCES LTD.

Date: September 10, 2007	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	GOLDBELT ANNOUNCES ANNUAL RESULTS AND BRIDGE FINANCING
99.2	INTERIM Q2 2007 FINANCIAL STATEMENTS
99.3	INTERIM MD&A
99.4	CERTIFICATION ON Q2 2007 INTERIM FILING
99.5	CERTIFICATION ON Q2 2007 INTERIM FILING